Mail Stop 4561
Via fax 01181352209905

July 17, 2008

Noriaki Yamaguchi
Representative Director & CFO
Konami Corporation
4-1, Marunouchi 2-chome, Chiyoda-ku
Tokyo 100-6330, Japan

  **Re: Konami Corporation**
    **Form 20-F for the Fiscal Year Ended March 31, 2007**
    **Filed August 2, 2007**
    **File no. 1-31452**

Dear Mr. Yamaguchi:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

         Sincerely,

         Kathleen Collins
         Accounting Branch Chief